FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒              Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐              No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                       ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

THIS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES.

8 September 2010

National Bank of Greece S.A. (“NBG”) releases statement on trading outlook

Key trends in our performance since June 30, 2010 have not changed significantly compared with those in the first half of 2010.  Specifically, regarding the Group’s loan book, domestic loans and loans from our South East Europe operations remained broadly flat since June 30, 2010.  In our Turkish operations, strong loan growth continued reflecting the continued improvement in that country’s economy.  Funding from customer deposits continued to decline, and the rate of deposit outflow was similar with the first half of 2010, principally reflecting developments in the domestic market, although NBG continues to gain market share.

The overall trend in asset quality has also remained broadly similar to that in the first half, with improvements in our Turkish operations, while domestic and South East Europe are performing broadly in line with the trend in the first half of 2010. Based on the asset quality developments in the first two months of the third quarter, the cost of risk is at a level comparable to the first half of 2010.

Regarding the balance sheet of the Group, other than changes described above for loans, deposits and provisions, NBG increased its use of ECB wholesale funding by approximately €1 billion since June 30, 2010.

Despite the higher deposit rates paid in the domestic market, net interest margin declined only marginally compared to the first half of 2010. Trading results in the first two months of the third quarter have improved compared with the first half of 2010, but they remain sensitive to the changes in the secondary market for Greek government bonds.  Overall cost developments are in line with the first half of 2010 trend.

Forward-Looking Statements

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

These and additional risks and uncertainties are identified in “Risk Factors” and “Operating and Financial Review and Prospects” in National Bank of Greece S.A.’s Annual Report on

Form 20-F for the fiscal year ending December 31, 2009, which is available on National Bank of Greece S.A.’s website at www.nbg.gr and on the SEC’s website at www.sec.gov. The reader should, however, consult any additional disclosures that National Bank of Greece S.A. has made or may make in documents it has filed or may file with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)
Date: 9th September, 2010

Chief Executive Officer